UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                           ARENA PHARMACEUTICALS, INC.
                                (Name of Issuer)

                         Common Stock, $0.0001 par value
                         (Title of Class of Securities)

                                    040047102
                                 (CUSIP Number)

                                October 31, 2005
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [X] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                                Page 1 of 9 Pages

CUSIP No. 040047102                                            Page 2 of 9 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  PERRY CORP.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                            a.       [    ]
                                            b.       [    ]

3        SEC Use Only

4        Citizenship or Place of Organization

                    NEW YORK

                        5             Sole Voting Power
   Number of                                935,745
   Shares
 Beneficially           6             Shared Voting Power
  Owned By                                  0
    Each
  Reporting             7             Sole Dispositive Power
    Person                                  935,745
    With
                        8             Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                        935,745

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                        [   ]

11       Percent of Class Represented By Amount in Row (9)

                        2.6%

12       Type of Reporting Person (See Instructions)

                        IA, CO

CUSIP No. 040047102                                            Page 3 of 9 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  RICHARD C. PERRY

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                            a.       [    ]
                                            b.       [    ]

3        SEC Use Only

4        Citizenship or Place of Organization

                    NEW YORK

                        5             Sole Voting Power
   Number of                                935,745
   Shares
 Beneficially           6             Shared Voting Power
  Owned By                                  0
    Each
  Reporting             7             Sole Dispositive Power
    Person                                  935,745
    With
                        8             Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                        935,745

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                        [   ]

11       Percent of Class Represented By Amount in Row (9)

                        2.6%

12       Type of Reporting Person (See Instructions)

                        IN, HC

CUSIP No. 040047102                                            Page 4 of 9 Pages


Item 1(a)         Name of Issuer:

                  Arena Pharmaceuticals, Inc. (the "Issuer").

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  6166 Nancy Ridge Drive, San Diego, California 92121.

Item 2(a)         Name of Person Filing:

                  This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i) Perry Corp.; and

                  ii) Richard C. Perry, in his capacities as the President and sole stockholder of Perry Corp. ("Mr. Perry").

                  This statement relates to Shares (as defined herein) held for the accounts of two or more private investment funds for which Perry Corp. acts as general partner, and/or managing member of the general partner, and/or investment adviser.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of each of the Reporting Persons is 767 Fifth Avenue, New York, New York 10153.

Item 2(c)         Citizenship:

                  1) Perry Corp. is a New York corporation; and

                  2) Mr. Perry is a citizen of the United States.

Item 2(d)         Title of Class of Securities:

                  Common Stock, $0.0001 par value per share (the "Shares").

Item 2(e)         CUSIP Number:

                  040047102

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  i)  Perry Corp. is an investment adviser registered under
                      Section 203 of the Investment Advisers Act of 1940.

                  ii) Mr. Perry is a control person of Perry Corp.

CUSIP No. 040047102                                            Page 5 of 9 Pages


Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of the Date of Event, each of the Reporting Persons may be deemed to be the beneficial owner of 935,745 Shares.

Item 4(b)         Percent of Class:

                  As of the Date of Event, the number of Shares outstanding was 35,320,808 according to the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 filed on August 4, 2005. As of the Date of Event, each of the Reporting Persons may be deemed to be the beneficial owner of approximately 2.6% of the total number of Shares outstanding.

Item 4(c)         Number of shares as to which such person has:

     Perry Corp.
     (i)     Sole power to vote or direct the vote                       935,745
     (ii)    Shared power to vote or to direct the vote                        0
     (iii)   Sole power to dispose or to direct the disposition of       935,745
     (iv)    Shared power to dispose or to direct the disposition of           0

     Mr. Perry
     (i)     Sole power to vote or direct the vote                       935,745
     (ii)    Shared power to vote or to direct the vote                        0
     (iii)   Sole power to dispose or to direct the disposition of       935,745
     (iv)    Shared power to dispose or to direct the disposition of

Item 5.           Ownership of Five Percent or Less of a Class:

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  The limited partners of (or investors in) each of the private investment funds for which Perry Corp. acts as general partner, and/or managing member of the general partner, and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the accounts of their respective funds in accordance with their respective limited partnership interest (or investment percentages) in their respective funds.

CUSIP No. 040047102                                            Page 6 of 9 Pages


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

                  Perry Corp. is the relevant entity for which Mr. Perry may be considered a control person.

                  Perry Corp. is an investment adviser registered under the Investment Advisers Act of 1940.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10. Certification:

                  By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                                               Page 7 of 9 Pages


                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:    November 10, 2005                  PERRY CORP.

                                            By:/s/ Richard C. Perry
                                               ---------------------
                                               Name:  Richard C. Perry
                                               Title: President


Date:    November 10, 2005                  RICHARD C. PERRY

                                            /s/ Richard C. Perry
                                            ----------------------------

                                                               Page 8 of 9 Pages



                                  EXHIBIT INDEX
                                                                       Page No.
                                                                       --------
A.      Joint Filing Agreement, dated as of November 10, 2005,
        by and among the Reporting Persons.....................            9

                                                               Page 9 of 9 Pages


                                    EXHIBIT A

                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13G/A with respect to the common stock, $0.0001 par value, of Arena Pharmaceuticals, Inc., dated as of November 10, 2005 , is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.


Date:    November 10, 2005                  PERRY CORP.

                                            By:/s/ Richard C. Perry
                                               ---------------------
                                               Name:  Richard C. Perry
                                               Title: President


Date:    November 10, 2005                  RICHARD C. PERRY

                                            /s/ Richard C. Perry
                                            ----------------------------